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                             July 12, 2023

       Sungwoo (Andrew) Hyung
       Chief Financial Officer
       Valuence Merger Corp. I
       4 Orinda Way, Suite 100D
       Orinda, CA 94563

                                                        Re: Valuence Merger
Corp. I
                                                            Form 10-K for the
Fiscal Year ended December 31, 2022
                                                            Filed March 31,
2023
                                                            File No. 001-41304

       Dear Sungwoo (Andrew) Hyung:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Risk Factors , page 24

   1. We note you provided risk factor disclosures in the Preliminary Proxy Statements filed on
                                                        April 20, 2023 and
April 28, 2023 to explain that you would likely be considered a foreign person
under the regulations administered by the Committee on Foreign
                                                        Investment in the
United States (CFIUS), because your Sponsor is    controlled    by one or
                                                        more foreign persons,
such that the Sponsor   s involvement in any business combination
                                                        may be a    covered
transaction.    Please provide similar risk factor disclosures in your
                                                        periodic reports,
having a clear focus on the prospect of completing your initial business combination and the
concerns referenced in each of the following points.

                                                            Discuss the risk to
investors that you may not be able to complete an initial business combination with a U.S.
target company if the transaction becomes subject to review by a
                                                        U.S. government entity,
such as the Committee on Foreign Investment in the United
 Sungwoo (Andrew) Hyung
Valuence Merger Corp. I
July 12, 2023
Page 2
         States (CFIUS), or ultimately prohibited.

             Explain that as a result, the pool of potential targets with which you could complete an initial business combination may be limited.

             Explain that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate.

             Discuss the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants that would expire worthless.

         Please submit the disclosures that you propose to include in your periodic reports.
Exhibits, Financial Statement Schedules, page 80

2.       We note that the certifications you have filed as exhibits 31.1 and
31.2 with your annual
         report and subsequent interim report do not include all of the language regarding internal controls over financial reporting that is prescribed by Item 601(b)(31) of Regulation S-K.
         For example, the certifications filed with your annual report omit required language from the introductory portion of paragraph 4, while the certifications filed with your interim report omit required language from paragraph 4(b).

         Please file amendments to your Form 10-K and subsequent interim report on Form 10-Q to include certifications from your Chief Executive and Chief Financial officers having all of the required language. Your amendments should each also include an explanatory note and updated signature pages along with all required content.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Yong Kim, Staff Accountant, at 202-551-3323 or Gus Rodriguez, Staff
Accountant, at 202-551-3752 with any questions.



FirstName LastNameSungwoo (Andrew) Hyung                       Sincerely,
Comapany NameValuence Merger Corp. I
                                                               Division of
Corporation Finance
July 12, 2023 Page 2                                           Office of Energy
& Transportation
FirstName LastName